82-4436

Albaum & Associates

BARRISTERS AND SOLICITORS

366 BAY STREET, SUITE 800
TORONTO, CANADA
M5H 4B2

TELEPHONE: (416) 304-1932
TELECOPIER: (416) 304-0240
albaum_law@hotmail.com

June 21, 2002

Office of International Corporate Finance
Securities and Exchange Commission
450, 5th Street N.W.
Mail Stop 3-9
Washington, D.C. 20549

02042354

SUPPL

02 JUL -3 AM 10:43

Dear Sirs:

Re: Ungava Minerals Corp. (the "Corporation")
<u>Your File Number 82-4436</u>

We enclose on behalf of the Corporation the following documents:

1. Interim financial statements for the period ended February 28, 2002
2. Material Change Report dated May 16, 2002
3. Material Change Report dated June 20, 2002
4. Press Release dated June 5, 2002
5. Press Release dated June 20, 2002
6. Insider Report of Christine Erikson dated May 16, 2002
7. Insider Report of Felix Siwanowicz dated May 29, 2002

Should you have any questions in connection with the foregoing, please do not hesitate to contact the undersigned.

Yours very truly,

ALBAUM & ASSOCIATES

Lorne H. Albaum

/dja

PROCESSED
JUL 15 2002
THOMSON FINANCIAL P

dlw 7/5

Enclosures

82-4436

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM BALANCE SHEETS - THREE MONTHS ENDED FEBRUARY 28, 2002
(with comparative figures for the year ended November 30, 2001)

UNAUDITED - SEE NOTICE TO READER

	2002	2001
ASSETS		
Mineral resource properties *(Note 3)*	17,301	17,301
	$ 17,301	$ 17,301
LIABILITIES		
Current:		
Accounts payable and accrued liabilities *(Note 4)*	$ 309,329	$ 258,229
SHAREHOLDERS' DEFICIENCY		
Capital stock *(Note 6)*	3,702,744	3,702,744
Deficit	(3,994,772)	(3,943,672)
	(292,028)	(240,928)
	$ 17,301	$ 17,301

See Status of Operations Note 1

See the accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

THREE MONTHS ENDED FEBRUARY 28, 2002
(With comparative figures for three months ended February 28, 2001)

UNAUDITED - SEE NOTICE TO READER

	Current and YTD 2002	2001
Revenue:		
Gain on sale of marketable securities	$ -	$ 5,106
Expenses:		
Depreciation expense	-	2,499
Operating, administrative and general *(Note 4(a))*	51,100	26,800
	51,100	29,299
Net loss for the period	$ (51,100)	$ (24,193)
Loss per share	$ -	$ -

NOTICE TO READER

We have compiled the accompanying consolidated interim financial statements of Ungava Minerals Corp. consisting of the interim consolidated balance sheet at February 28, 2002 and the interim consolidated statements of operations, deficit and cash flows for the three months then ended based on information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of this information. Readers are cautioned these interim consolidated financial statements may not be appropriate for their purposes.

Toronto, Ontario
April 29, 2002

Wasserman Ramsay
Chartered Accountants

See the accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF DEFICIT

THREE MONTHS ENDED FEBRUARY 28, 2002
(With comparative figures for year ended November 30, 2001)

UNAUDITED - SEE NOTICE TO READER

	Current and YTD 2002	2001
Deficit, beginning of period	$(3,943,672)	$ (3,757,372)
Net loss for the period	(51,100)	(186,300)
Deficit, end of period	$(3,994,772)	$ (3,943,672)

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED FEBRUARY 28, 2002
(With comparative figures for three months ended February 28, 2001)

UNAUDITED - SEE NOTICE TO READER

	Current and YTD 2002	2001
Cash provided by (used in) the following activities:		
Operations:		
Net loss for the period	$ (51,100)	$ (24,193)
Add: Items not involving an outlay of cash		
Gain on sale of marketable securities	-	(5,106)
Depreciation	-	2,499
Net change in non-cash working capital items	51,100	21,265
	-	(5,535)
Investing:		
Proceeds from sale of marketable securities	-	5,535
Net change in cash during and end of the period and cash end of period	$ -	$ -

See the accompanying notes

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED FEBRUARY 28, 2002
(with comparative figures for the year ended November 30, 2001)

UNAUDITED - SEE NOTICE TO READER

1. Description of business and status of operations:

The consolidated financial statements of the Company includes the accounts of its wholly-owned subsidiaries Ungava Minerals Exploration Inc., Ungava Capital Inc. North American Titanium Inc. and 1222256 Ontario Inc.

The Company is in the process of exploring its mineral resource properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral resource properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production therefrom.

These financial statements have been prepared on a going concern basis. This assumes that the Company will be able to realize on its assets and discharge its liabilities in the normal course of operations. At February 28, 2002 the Company has a working capital deficiency of $309,329 (2001 - $258,229). The Company has been able to discharge its liabilities by securing cash advances from a director (see note 4). The Company is dependent on a continuation of these advances in order to continue in business until it is able to generate cash flow from its mineral property.

2. Summary of significant accounting policies:

(i) Investments:

Investments in marketable securities are carried at the lower of cost and market.

(ii) Mining interests and deferred exploration expenditures:

The Company is in the exploration stage and does not derive any income from its mining operations. It is the Company's policy to defer expenditures related to the exploration and development of its mining properties (including direct administrative expenditures, if any) until such time as they are brought into production or are deemed economically unfeasible. Upon commencement of commercial production, the cost of acquiring the mining property and all related deferred exploration and development expenditures will be amortized on a unit of production basis.

(iii) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(iv) Financial instruments:

The Company's financial instruments recognized in the balance sheet consists of amounts receivable, marketable securities and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying value due to the short maturity or current market rate associated with these instruments.

(v) Stock-based compensation plan:

The Company has a stock based compensation plan for directors, officers, employees, and consultants. No compensation expense is recognized for these plans when stock or stock options are issued to directors, officers, employees, and consultants. Any consideration paid by the directors, officers, employees, and consultants is credited to share capital.

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED FEBRUARY 28, 2002
(with comparative figures for the year ended November 30, 2001)

UNAUDITED - SEE NOTICE TO READER

3. Mineral resource properties:

	2002	2001
(a) 100% working interest in mineral rights to approximately 170 sq. km. of land located in the Ungava area of Ruperts Land, Province of Quebec [See notes below]	$ 17,301	$ 17,301

Pursuant to an agreement dated January 20, 1995, the Company's acquired, a 100% working interest in mineral rights in the Ungava area of Ruperts Land, Quebec, valued at $500,000. During the prior year this property was written down to a nominal amount. This write down occurred prior to the agreement with Canadian Royalties Inc. (as noted below).

The company entered into a Option and Joint Venture Agreement with Canadian Royalties Inc. ("Canadian") under which Canadian may earn up to an 80% interest in the Company's mining property in the Ungava area of Ruperts Land, Quebec. Canadian will earn an 80% interest by incurring expenditures on the property in the amount of $1.75 Million over a 4 year period and producing a bankable feasibility study relating to the building of a mine on the property. After Canadian has earned its interest the companies will enter into a joint venture agreement. The Company's interest will be subject to dilution for non contribution after bank financing pursuant to the bankable feasibility study and if reduced to a 10% joint venture interest, will be automatically converted to a 1% Net Smelter Returns Royalty.

All properties of the Company are subject to a 2% net smelter returns royalty which under contracts may be acquired by Canadian Royalties Inc.

4. Related party transactions and balances:

a) The Company has entered into a management agreement with a director for fees of $16,667 per month. The agreement expires September 30, 2008. Included under operating, administrative and general expenses is $50,000 (2001 - $119,333) related to this agreement.

b) All of the capital assets purchased during a prior year were purchased from an individual who is an officer, director and shareholder.

c) Included in accounts payable is $180,853 (2001 - $130,853) due to a director of the Company on accounts of management fees (as disclosed above) and in advances of working capital to the Company. The loans are non-interest bearing, unsecured and are due on demand.

5. Commitments:

The Company is committed to paying management and consulting fees (as disclosed in Note 4(a) above) in each of the fiscal years ending November 30, as follows:

2002	$ 200,000
2003	200,000
2004	200,000
2005	200,000
2006	200,000
2007 and subsequent	366,674
	$ 1,366,674

6. Capital stock:

Authorized:

Unlimited number of common shares

Issued and outstanding:

	Number of shares	Stated Value
Balance February 28, 2002 and November 30, 2001	18,204,190	$ 3,702,744

No shares were issued during the period.

8. Stock options and share purchase warrants:

As at February 28, 2002 there are 950,000 (2001 - 950,000) stock options outstanding to directors, officers, consultants and employees exercisable at $1.00 per share, expiring August 26, 2006.

9. Income taxes:

The Company has available approximately $1,628,236 in non-capital loss carry forwards which can be used to reduce future taxable income. The potential benefit of these losses has not been recognized in these financial statements and will expire primarily in the fiscal years ending in 2003 to 2008.

MATERIAL CHANGE REPORT
Securities Act

ITEM 1 **REPORTING ISSUER**

Ungava Minerals Corp., Box 185 Port Credit Postal Station, Mississauga, Ontario

ITEM 2 **DATES OF MATERIAL CHANGE**

May 16, 2002

ITEM 3 **PUBLICATION OF THE MATERIAL CHANGE**

Press Release dated 16 May 2002 released at Toronto, Ontario for publication across Canada.

ITEM 4 **SUMMARY OF MATERIAL CHANGE**

See copy of Press Release attached.

ITEM 5 **FULL DESCRIPITON OF MATERIAL CHANGE**

On May 16, 2002, the Company Ungava Minerals Corp. announced that its Montreal counsel, Ogilvy Renault, has delivered the Preliminary Statement of Claim in the arbitration against Canadian Royalties Inc. The hearing of the arbitration is presently scheduled for July 15 to 19, 2002.

Attached is the Preliminary Statement of Claim.

The Company's shareholders meeting called for May 10, 2002 was adjourned by Court Order in connection with an application by Sheldon Inwentash that the slate of directors as proposed by management of the Company are oppressive of him. The application is scheduled to be heard June 13, 2002. The meeting of shareholders will be rescheduled for June 20, 2002, contingent upon the outcome of the court hearing.

ITEM 6 **REPORT FILED ON A CONFIDENTIAL BASIS**

Not applicable

ITEM 7 **OMITTED INFORMATION**

Not applicable

ITEM 8 **SENIOR OFFICERS**

Inquiries may be directed to Glen Erikson, President and CEO of the Company, (416) 897–5511

ITEM 9 **STATEMENT OF SENIOR OFFICER**

The foregoing accurately discloses the material changes referred to herein.

Toronto, Ontario
17 May 2002

"Glen Erikson"
GLEN ERIKSON

UNGAVA MINERALS CORP.

Box 485
Port Credit Postal Station
Mississauga, Ontario L5G 4M2

16 May 2002

PRESS RELEASE
FOR IMMEDIATE RELEASE

UNGAVA MINERALS COMMENTS ON RECENT DEVELOPMENTS

Ungava Minerals Corp. announced today that its Montreal counsel, Ogilvy Renault, have delivered the Preliminary Statement of Claim in the arbitration against Canadian Royalties Inc. Ungava Minerals Corp. intends to place the Preliminary Statement of Claim on the public file maintained by securities commissions in jurisdictions where the Company is a reporting issuer, and with the Securities and Exchange Commission with whom the Company also files. The hearing of the arbitration is presently scheduled for July 15 to 19, 2002.

The Company's shareholders meeting called for May 10, 2002 was adjourned by Court Order in connection with an application by Sheldon Inwentash that the slate of directors as proposed by management of the Company are oppressive of him. The application is scheduled to be heard June 13, 2002. The meeting of shareholders will be rescheduled for June 20, 2002, contingent upon the outcome of the court hearing

The Company President, Glen Erikson, may be contacted at (416) 897-5511 for follow up.

A R B I T R A T I O N

BETWEEN :

UNGAVA EXPLORATION INC.

-and-

UNGAVA MINERALS CORP.

Claimants

-and-

CANADIAN ROYALTIES INC.,

Defendant

**PRELIMINARY STATEMENT OF CLAIM
OF UNGAVA EXPLORATION INC.
AND UNGAVA MINERALS CORP.**

Section 1: introduction

This matter concerns whether the Defendant, Canadian Royalties Inc. (hereinafter referred to as "CRI") has failed to satisfy or discharge its obligations in favour of the Claimants Ungava Exploration Inc. and Ungava Minerals Corp. (hereinafter sometimes collectively referred to as "Ungava") created under an Option and Joint Venture Agreement between CRI, Ungava Exploration Inc., Ungava Minerals Corp., Gogama Gold Inc. and 582556 Alberta Inc., dated January 12th, 2001 (hereinafter referred to as the "Agreement"). A copy of the Agreement is filed in support hereof as Exhibit **P-1**. The Agreement establishes the terms and conditions under which CRI would have access to and control of an Ungava Trough, Quebec, property described in the Agreement as Permit 970 and surrounded mining claims and the right to earn an interest in the said property. The Agreement provides *inter alia* that all disagreements or disputes arising

between the parties which directly or indirectly arise from the Agreement shall be definitively settled by arbitration and Ungava hereby claims arbitration thereunder in respect of certain matters.

Section 2: the contract in relation to which the dispute arises

The Agreement essentially provides for the following;

Ungava Exploration Inc. ("UEI") is a Quebec corporation and wholly owned subsidiary of Ungava Minerals Corp. At the time the Agreement was entered into, UEI held all the rights and interest in a mining permit designated Permit 970 and 29 surrounded mining claims located in Ungava, Quebec (the "Ungava Property");

The definition of Property in the Agreement, at article 1.1 q), defines it as the permit and claims described in its Schedule A and any mineral leases or other interests into which such permit may be converted. Property defined as "Property" in the said Agreement is herein referred to as the "Ungava Property";

Under the Agreement, at article 2.1, Ungava has undertaken to grant CRI the right and option to acquire, on an incremental basis, up to an undivided 80% interest in the Ungava Property, in consideration of CRI incurring certain exploration, development, assessment and other expenditures in respect of the Ungava Property. Certain expenditures were to be incurred by CRI between January 12, 2001 and January 12, 2005. During that period, CRI was to have possession and control of the Ungava Property under the Agreement;

At article 3, the Agreement provides that in the event that CRI acquires an 80% interest in the Ungava Property in accordance with the Option, Ungava and CRI shall be deemed conclusively to have formed a joint venture business relationship to carry out all mining work on the Ungava Property, subject to certain further conditions;

Article 2 of the Agreement provides that after CRI has earned an undivided 80% interest in the Ungava Property, it shall be responsible to pay 100% of all incurred expenditures to explore, develop and maintain the Ungava Property until such time as it has delivered a Bankable Feasibility Study respecting the establishment of a mine on the Ungava Property. As per article 1.1 a) of the Agreement, "Bankable Feasibility Study" means a feasibility study adequate to allow a chartered Canadian bank to lend 100% of funds required to put the Ungava Property into commercial production on the security of a charge on the Ungava Property and the facilities thereon at that time. Ungava's obligation to contribute 20% to the ongoing costs of exploring, developing and maintaining the Ungava property will only commence upon acceptance of the Bankable Feasibility Study by a chartered Canadian bank;

The following sections of the Agreement are relevant to CRI's affirmative duties and obligations to Ungava:

> 8.2. During the currency of this Agreement, CRI shall:
>
> (....)
>
> b) deliver copies of all assessment reports and maps to Ungava Exploration as the same become available and will permit Ungava Exploration or its agents duly authorized in writing to enter upon the Property at any reasonable time to inspect the workings thereon and all assays, plans, maps, diamond drill cores, records and other data in its possession relating to the work done by it on the Property, provided that such inspections shall not interfere with the work being carried out thereon by CRI and that such inspections shall be at the sole risk and cost of Ungava Exploration, and provided only that Ungava Exploration will indemnify and save harmless CRI and its directors, officers, employees and agents from and against all and any losses, damages, expenses, claims, suits, actions and demands of any kind or nature whatsoever in any way referable to or arising out of the entry, presence or activities of Ungava Exploration or its representatives or agents under this Article 8.2 (b), including without limitation, bodily injuries or death or damage to property at any time resulting therefrom;
>
> (...)
>
> d) keep the Property unencumbered, except for permitted Encumbrances, or except as consented to by Ungava Exploration, which consent shall not be unreasonably withheld if the purpose of the Encumbrance is to further the exploration and development of the Property;
>
> e) use its best efforts to maintain the Property and all subject permits and claims in good standing during the Option Term;
>
> (...)
>
> 13.1. This Agreement including any applicable Schedules hereto constitutes the entire agreement between the parties and supersedes and replaces any other agreement or arrangement. There are not and shall not be any oral statements, representations, warranties, undertakings or agreements between the parties other than in this Agreement. This Agreement may not be amended or modified in any respect except by written instruments signed by the parties hereto.
>
> 13.2. Time shall be of the essence of this Agreement.

Section 3: Description of the claim for arbitration
CRI is in default of timely delivery of copies of assessment reports and maps to Ungava as the same became available to CRI, as provided in articles 8.2 b) and 13.2 of the Agreement;

CRI's actions in acquiring title to part of the Ungava Property without the written consent of all parties to the Agreement is a violation of article of 13.1 of the Agreement;

CRI has violated its contractual obligations to Ungava and its duties to conduct itself in good faith in its dealings with Ungava, provided by both the Agreement and the *Civil Code of Quebec*;

Section 4: facts in support of the claims
During the months of May, June, July, August and September 2001, CRI took steps to acquire title to portions of the Ungava Property, located on its northern perimeter, which portions were transferred to CRI and which are now comprised in CRI's 100% owned property known as the "Phoenix Prospect";

The portion of the Ungava Property transferred to CRI comprises the site of TK Discovery and Grid as well as the Mesamax North West Grid, an extensive geologically favorable structure for the discovery of recoverable mineral resources;

The transfer of this portion of the Ungava Property was achieved by deceit and without the consent of Ungava, by way of the following stratagem;

During the months of May, June, July and August 2001, CRI prepared and presented to Ungava paperwork which it represented was part of the process of converting the Ungava Property into Map Designated Units, as per changes required or permitted by the amended *Quebec Mining Act*;

On June 15, 2001, Mr. Glenn Mullan, president of CRI, represented to Mr. Erikson, president of UEI, that he had commenced said conversion of the Ungava Property, which would be enlarged by the addition of "saw tooth" units to "old permit area 970";

Mr. Mullan further represented that this rationalization would have the effect of enlarging the Ungava Property from approximately 43,000 hectares to about 52,000 hectares and no part of old permit area 970 would be lost;

Prior to June 15, 2001, Mr. Mullan had supplied Mr. Erikson with a letter addressed to the "Service des titres" of the "ministère des Ressources naturelles" dated May 14, 2001, which was drafted for Mr. Erikson's signature. This letter stated: "we [UEI] advise that we wish to abandon CDC 1005396 to 1005419 inclusive which are cells 10/10 to 10/33 on NTS 35H/11 map, and we request that they be recorded in the name of Canadian Royalties". A copy of this letter is filed in support hereof as Exhibit **P-2**;

On June 15, 2001, based on the representations made by Mr. Mullan, Mr. Erikson agreed to sign the May 14, 2001 letter he had been supplied with by CRI and returned it to CRI with a written confirmation that he understood that the resulting enlarged property would

be subject to the Agreement. A copy of Mr. Erikson's letter is filed in support hereof as Exhibit **P-3**;

On June 18, 2001, CRI sent a "Transfer of Mining Rights" to be executed by Mr. Erikson, which Mr. Mullan represented to Mr. Erikson was further required to implement the said conversion. A copy of this letter is filed in support hereof as Exhibit **P-4**;

Mr. Mullan represented to Mr. Erikson that the said conversion had resulted in units being recorded as belonging to UEI, which should be shared with CRI because the latter had nearby properties which should share in the newly claimed acreage;

On June 21, 2001, Mr. Erikson sent to Mr. Mullan the "Transfer of Mining Rights" requested by the latter. In his covering letter to Mr. Mullan, Mr. Erikson confirmed the following: "you have indicated that this transfer facilitates the enlargement of the [Ungava] Property subject to our option and joint venture agreement which is otherwise (except for the enlargement of acreage) outstanding and unamended as we executed it". A copy of this letter and enclosures are filed in support hereof as Exhibit **P-5**;

On or about July 10, 2001, Mr. Erikson received yet further forms to be signed by him on behalf of UEI, to transfer Map Designated Units to CRI. By letter dated July 10, 2001, Mr. Erikson returned the signed forms. A copy of this letter and enclosures is filed in support hereof as Exhibit **P-6**;

Ungava Minerals Corp. issued a Press Release dated July 3, 2001, indicating that the Company's property formerly known as permit 970 had been expanded by 20% in connection with changes in Quebec's mining law. A copy of this press release is filed in support hereof as Exhibit **P-7**;

On or about August 9, 2001, Mr. Mullan on behalf of CRI, forwarded documentation to Mr. Erikson whereby a transfer of a claim erroneously registered to CRI was to be registered to UEI and a claim erroneously transferred to UEI was to be transferred to CRI. A copy of this letter and enclosures are filed in support hereof as Exhibit **P-8**;

On August 21, 2001, Mr. Erikson, on behalf of UEI, completed and returned to CRI the documentation as requested, as appears from Exhibit **P-8**;

CRI developped and executed the stratagem referred to above while in possession of material information about the Ungava Property which it had concealed from Ungava and which it had an obligation to disclose to Ungava;

The objective of the stratagem referred to above was to create circumstances wherein CRI could put part of the Ungava Property into long term commercial production and obtain all of the revenues therefrom, while depriving Ungava of all revenues therefrom;

During the months of July, August and September of 2001, CRI carried out an exploration program on the Ungava Property as well as on the Phoenix Prospect;

A report on that exploration program carried out in 2001 on the Ungava Property and the Phoenix Prospect was prepared. It was titled "Technical Report on the South Trend Group of Properties", authored by Messrs. Langis Plante and Todd Keast and dated February 20, 2002 (hereinafter referred to as the "Plante Report"). A copy of the Plante Report is filed in support hereof as Exhibit **P-9**;

The Plante Report essentially documented the presence of nickel and copper reserves on the Ungava Property as was already known from historic reports, but further indicated the widespread discovery of nickel-copper-platinum-palladium on the Ungava Property and the Phoenix Prospect;

The Plante Report was sent by CRI to Ungava by regular mail, rather than courier service as was customarily used by the parties when exchanging documentation;

The Plante Report was only received by Ungava on April 5, 2002, being approximately six weeks after its date, in contravention with articles 8.2 b) and 13.2 of the Agreement;

Upon review of the Plante Report on April 7, 2002, Mr. Erikson immediately noticed that part of the Phoenix Prospect comprised territory that had been transferred from the Ungava Property to CRI;

By letter of April 7, 2002, Ungava immediately notified CRI that it was disputing CRI's title to the Phoenix Prospect, that CRI had caused the Ungava Property to be diminished in violation of section 13.1 and 8.2(e) of the Agreement, that the transfer was not authorized as required by the Agreement and that the matter would be referred to arbitration. A copy of this letter is filed in support hereof as Exhibit **P-10**;

On April 7, 2002, Mr. Erikson had spoken with Mr. Mullan and requested that Ungava be supplied with copies of two reports on exploration works on the Ungava Property, referred to in the Plante Report, namely a Report by Robert Wares of 2001, titled "Updated Technical report on the Expo Ungava and Phoenix Properties" (the "Wares 2001 Report"), as well as a Report by J. Mungall of 2001 titled "Report on Assays of Rock Samples from Cape Smith Fold Belt" (the "Mungall Report"). This request was confirmed in a letter sent to Mr. Mullan by facsimile.

Mr. Mullan had verbally replied to Mr. Erikson's verbal request that the Wares 2001 Report was merely an updated and virtually unchanged version of Mr. Wares' November 1997 Report, titled "Report on the 1997 Exploration Program Ungava Project New Quebec", which had been submitted to Ungava Minerals Corp. at that time;

By letter dated April 10, 2002, Ungava again requested from CRI to be supplied with copies of the Wares 2001 Report, the Mungall Report and all reports, maps and data related to the Phoenix Prospect (the "Phoenix Prospect Information"). A copy of this letter is filed in support hereof as Exhibit **P-11**;

By letter dated April 17, 2002, Ungava again reiterated the request for delivery of the Wares 2001 Report, the Mungall Report and the Phoenix Prospect information. That letter also declared CRI in default of timely disclosure of those Reports and the Plante

Report, as provided by articles 8.2(b) and 13.2 of the Agreement. A copy of this letter is filed in support hereof as Exhibit **P-12**;

To this date, CRI has failed to deliver the 2001 Wares Report, the Mungall Report in contravention with articles 8.2 b) and 13.2 of the Agreement. CRI has also not provided the Phoenix Prospect Information;

Section 5: Relief sought by claimant ungava

As a result of the foregoing, Ungava seeks the following relief:

(a) that Ungava be supplied with the Wares 2001 Report, the Mungall Report and the Phoenix Prospect Information, as well as with all other information to which it is entitled under the terms of the Agreement, including under articles 8.2 b) and 13.2 thereof;

(b) that the portion of the Ungava Property merged into the Phoenix Prospect be returned to Ungava;

that the Agreement be terminated or annulled as a result of CRI's breach of its contractual obligations and statutory duty of good faith towards Ungava;

The present arbitration demand is based upon Ungava's current knowledge of the relevant facts. Ungava therefore reserves its rights to make further allegations of fact and to seek further relief as additional facts that warrant such action are discovered.

Montréal, this 15th day of May, 2002.

OGILVY RENAULT
1981, McGill College
Avenue
Suite 1100
Montréal, Quebec
H3A 3C1

Solicitors for Claimants Ungava Exploration Inc.
and Ungava Minerals Corp.

MATERIAL CHANGE REPORT
Securities Act

ITEM 1 **REPORTING ISSUER**

Ungava Minerals Corp., Box 185 Port Credit Postal Station, Mississauga, Ontario

ITEM 2 **DATES OF MATERIAL CHANGE**

June 5, 2002

ITEM 3 **PUBLICATION OF THE MATERIAL CHANGE**

Press Release dated 5 June 2002 released at Toronto, Ontario for publication across Canada.

ITEM 4 **SUMMARY OF MATERIAL CHANGE**

See copy of Press Release attached.

ITEM 5 **FULL DESCRIPTION OF MATERIAL CHANGE**

On June 5, 2002, the Company announced that it had caused a Statement of Claim against the University of Toronto and James Mungall to be issued in Ontario.

The Company claims very substantial damages for breach of contract, breach of duty, etc.

Attached is the Statement of Claim.

ITEM 6 **REPORT FILED ON A CONFIDENTIAL BASIS**

Not applicable

ITEM 7 **OMITTED INFORMATION**

Not applicable

ITEM 8 **SENIOR OFFICERS**

Inquiries may be directed to Glen Erikson, President and CEO of the Company, (416) 897–5511

ITEM 9 **STATEMENT OF SENIOR OFFICER**

The foregoing accurately discloses the material changes referred to herein.

Toronto, Ontario
20 June 2002

"Glen Erikson"
GLEN ERIKSON

UNGAVA MINERALS CORP.
Box 485
Port Credit Postal Station
Mississauga, Ontario L5G 4M2

5 June 2002

PRESS RELEASE
FOR IMMEDIATE RELEASE

Ungava Minerals Corp. issues a Statement of Claim Against University of Toronto and James Mungall

Ungava Minerals Corp. (the "Company") advises that is has today caused a Statement of Claim against the University of Toronto and James Mungall to be issued in Ontario.

The Company claims very substantial damages for breach of contract. In early 1999, the Company entered into a written contract with the Defendants whereby the Defendants would obtain possession of a collection of samples belonging to the Company which had been removed from the Company's Ungava Trough area mineral property in 1997. The sample comprised drill core from the Expo Ungava deposit and elsewhere on the property as well as grab samples. The Defendants agreed to analyze the samples for both major and trace elements. If they had done so, they would have found Platinum Group Metals ("PGMs") in significant quantities throughout the samples. The Defendants were under an obligation to inform the Company of what their analysis disclosed; but did not do so. The Company does not know whether or not the Defendants actually carried out the said analysis prior to January 12, 2001, the date upon which the Company and others entered into a contract with Canadian Royalties Inc., respecting an optioning of an 80% interest in the Ungava property

The Company President, Glen Erikson, may be contacted at (416) 897-5511 for follow up.

Court File No.

ONTARIO
SUPERIOR COURT OF JUSTICE

B E T W E E N:

UNGAVA MINERALS CORP. and UNGAVA MINERAL EXPLORATION INC.

Plaintiffs

- and -

UNIVERSITY OF TORONTO and JAMES MUNGALL

Defendants

STATEMENT OF CLAIM

TO THE DEFENDANTS

A LEGAL PROCEEDING HAS BEEN COMMENCED AGAINST YOU by the plaintiff. The claim made against you is set out in the following pages.

IF YOU WISH TO DEFEND THIS PROCEEDING, you or an Ontario lawyer acting for you must prepare a statement of defence in Form 18A prescribed by the Rules of Civil Procedure, serve it on the plaintiff's lawyer or, where the plaintiff does not have a lawyer, serve it on the plaintiff, and file it, with proof of service in this court office, WITHIN TWENTY DAYS after this statement of claim is served on you, if you are served in Ontario.

If you are served in another province or territory of Canada or in the United States of America, the period for serving and filing your statement of defence is forty days. If you are served outside Canada and the United States of America, the period is sixty days.

Instead of serving and filing a statement of defence, you may serve and file a notice of intent to defend in Form 18B prescribed by the Rules of Civil Procedure. This will entitle you to ten more days within which to serve and file your statement of defence.

IF YOU FAIL TO DEFEND THIS PROCEEDING, JUDGMENT MAY BE GIVEN AGAINST YOU IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO DEFEND THIS PROCEEDING BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

IF YOU PAY THE PLAINTIFF'S CLAIM, and $2,500.00 for costs, within the time for serving and filing your statement of defence you may move to have this proceeding dismissed by the court. If you believe the amount claimed for costs is excessive, you may pay the plaintiff's claim and $100 for costs and have the costs assessed by the court.

Date_______________________________ Issued by______________________
Local registrar

Address of court office:
393 University Avenue
10th Floor
Toronto, Ontario
M5G 1E6

TO: University Of Toronto
Simcoe Hall
27 King College Circle
Toronto, Ontario
M5S 1A1

AND TO: James Mungall
Department of Geology
22 Russell Street
Toronto, Ontario
M5S 3B1

CLAIM

1. The plaintiffs claims:

   (a) damages of $1,000,000,000.;

   (b) interest in accordance with the *Courts of Justice Act;* and

   (c) costs on a substantial indemnity basis.

The Parties

2. The Plaintiff, Ungava Minerals Corp. ("UMC") is a Federally continued corporation with its head office in the Province of Ontario.

3. The Plaintiff, Ungava Mineral Exploration Inc. ("UEI") is a Quebec corporation and is a wholly owned subsidiary of UMC.

4. The Defendant, University of Toronto ("the University") is incorporated under the laws of Ontario.

5. The Defendant, James Mungall ("Mungall") is a professor of geology employed by the University in its Department of Geology.

The Property

6. Prior to January 12, 2001, UEI and UMC held all the rights and interests in a mining permit designated Permit No. 970 in the Ungava Trough Region of Northern Quebec issued by the Province of Quebec and twenty-nine surrounded mining claims located in Ungava, Quebec (collectively "the Property"), subject to a 2% net smelter returns royalty.

7. The Plaintiffs held the Property for mining development. Parties with an interest in the Property had previously performed various drilling and sampling tests of the Property in order to determine the state of its mineralization. However, save for a single assay of a concentrated sample, they did not do any tests to determine the presence of Platinum Group Minerals ("PGMs") in mineable quantities on the Property. That single assay from drill core taken from the Expo Ungava deposit disclosed very low PGMs values.

8. Accordingly, previous drilling had assessed the economic worth of the Property based upon the presence of various minerals in mineable quantities other than PGMs. On that basis, the Plaintiffs concluded that the Property did not warrant development by the Plaintiffs alone. In fact there are PGMs in mineable quantities present in the Property. The value of the Property is therefore higher than initially assessed by $850,000,000.

9. The presence of PGMs in mineable quantities on the Property is of such a magnitude that it would warrant the Plaintiffs developing the property alone.

The University's Research

10. In 1998 and 1999 Mungall was interested in the geological composition of the Property. Accordingly, he wished to examine the collection of drill core and grab samples which had been taken from the Property during 1997 and housed in a warehouse in Montreal ("the Collection").

11. Mungall offered to analyze the Collection for the joint benefit of the Plaintiffs, himself and his employer, the University.

12. On January 26, 1999 Mungall therefore made the following proposal for himself and the University:

> Dear Mr. Erikson:
>
> Further to our telephone conversation last week I am writing to you to request your permission to undertake a research project aimed at establishing the petrogenesis and mode of formation of Ni-sulphide deposits at and near to the Expo Ungava property in Northern Quebec. As we discussed I plan to move the collection of drill core and grab samples to Toronto in the coming week.
>
> The basic plan of my project will be to analyze both silicate and sulphide rocks from the Expo Ungava and related ultramafic bodies for major and trace elements. The primary aims are to establish a) their affinity with either the Povungnituk or the Chukotat basaltic sequences; b) the presence or absence of multiple intrusive units; c) the relation of the massive sulphide ore to the enclosing peridotites; and d) the relations between the widespread disseminated sulphides and the massive sulphide bodies.
>
> As we agreed, any data I collected during the course of this project would be available to Ungava Minerals, and I would be free to publish any data and interpretations resulting from the study.
>
> If this arrangement is satisfactory to you I would appreciate receiving a letter stating your approval and giving me permission to study and analyze the rocks, and also to publish my results.
>
> I look forward to collaborating with you in this venture. The results should be interesting and may provide very useful insights into the economic potential of the Expo Ungava deposit.
>
> Sincerely,
>
> James E. Mungall
> Professor of Ore Genesis

13. At the writing of this letter, the Defendants knew or reasonably ought to have known that the Plaintiffs had not tested the Property for the presence of PGMs.

14. The Collection was the property of the Plaintiffs and contained information which was proprietary and confidential to them.

15. In writing the letter of January 26, 1999, Mungall and the University knew or reasonably ought to have known that in studying and analyzing the Collection, the "very useful insights into the economic potential of the Expo Ungava deposit" might well include the discovery of PGMs in significant quantities.

The Contract

16. On February 1, 1999 the Plaintiffs accepted the offer of the Defendants by writing:

> Dear Sir:
>
> I have your letter of 26 January, 1999 requesting permission to study core from or near the Expo Ungava zone with a view to establishing petrogenesis and publishing the results.
>
> The Company agrees to your request and consents to publication of results, provided the Company gets access periodically to data as it is developed and provided the Company has access to split core samples as requested from time to time for the purpose of promoting the Company's property.
>
> I look forward to meeting you to discuss your work in this regard.
>
> Yours very truly,
>
> UNGAVA MINERALS CORP.

GLEN ERIKSON

17. Thereafter the Defendants attended in Montreal and took possession of the Collection which they removed to the University premises in Toronto.

18. The exchange of these two letters and the taking possession of the Collection as aforesaid created a contract between the Plaintiffs on the one hand and the Defendants on the other (the "contract"). The contract contained the following terms, express or implied that:

(a) the Defendants would test the Collection for major and trace mineral elements, including PGMs;

(b) the Defendants would do so expeditiously and without reasonable delay;

(c) the Defendants would inform the Plaintiffs of their findings as soon as was practicable following the tests;

(d) the Defendants would not inform any third party of their findings prior to informing the Plaintiffs thereof.

19. The Plaintiffs entered the contract as a result of the Defendants' representations, express or implied, that:

(a) Mungall was a member of the Department of Geology of the University of Toronto;

(b) testing of the Collection would be conducted and furtherance of research undertaken by the University for the Defendants' joint benefit;

(c) the testing would be conducted and fulfilled, honestly, competently, efficiently and expeditiously;

(d) the Defendants would test for the presence of PGMs;

(e) the Plaintiffs would be informed of all testing results expeditiously;

(f) testing would be conducted to further the economic interests of the Plaintiffs;

(g) the University would supervise and monitor Mungall in the performance of the testing and be responsible for his conduct in furtherance of his obligations under the contract.

The Defendants' Duty of Care

20. At the making of the contract, the Defendants knew or reasonably ought to have known that there was a real possibility that the Plaintiffs might sell, transfer, option or otherwise deal with the ownership of the Property.

21. At all material times, the Defendants knew or reasonably ought to have known that the amount of consideration that the Plaintiffs would receive for any such dealing with the Property would vary directly with the value of the minerals known to present in significant quantities on the Property.

22. Thereafter, the Defendants performed the tests as agreed and determined that the Property contained PGMs in significant quantities (the "Finding").

The Defendants' Breached the Contract

23. In breach of the contract and those other duties as are set out below, the Defendants deliberately or negligently failed to inform the Plaintiffs of the Finding.

24. Rather, on or before January 12, 2001, the Defendants, either deliberately or negligently, informed Canadian Royalties Inc. ("CRI") of the Finding. The transfer of this information was either oral or in writing and took place in such manner, times and places known to the Defendants and not the Plaintiffs.

The Plaintiffs' Loss

25. On January 12, 2001 CRI and the Plaintiffs entered an "Option and JVA" ("the JVA") whereby CRI obtained the right and option to acquire on an incremental basis, up to an undivided 80% interest in the Property.

26. This disposition was in consideration of CRI incurring certain exploration, development, assessment and other expenditures in respect of the Property.

27. In entering the JVA, the Plaintiffs did not know of the Finding, and bargained accordingly.

28. If they had known of the Finding, the Plaintiffs would not have entered into the JVA. Instead, the Plaintiffs would have developed the Property alone. The Plaintiffs entered into the JVA on the basis that the Property did not warrant development by the Plaintiffs alone.

29. By entering into the JVA, the Plaintiffs lost 80% of the economic value of the Property. The Plaintiffs therefore lost 80% of the economic value by which the Property increased as a result of the discovery of PGMs in significant quantities thereon.

30. Alternatively, the Defendants failed to perform the tests pursuant to the contract and therefore failed to make the Finding. This too was a breach of the contract and damaged the Plaintiffs as aforesaid. These damages flowed naturally from this breach.

31. Subsequent to January 12, 2001, CRI announced that the Property contained PGMs in significant quantities.

32. The breaches referred to in paragraphs 24, and 30 are breaches of the duty of care owed by the University to the Plaintiffs, which duty arose as a result of the representations aforesaid.

33. In any event, the University is vicariously liable for the aforesaid breaches of Mungall in the performance of the contract and duty of care.

The plaintiffs propose that this action be tried at the City of Toronto.

June 4, 2002

PAUL J. PAPE
Barristers
One Queen Street East
Suite 1910, Box 69
Toronto, Ontario
M5C 2W5

Paul J. Pape
Law Society Reg. No. 12548P
Tel. No.: (416) 364-8755
Fax No.: (416) 364-8855
Solicitors for the Plaintiffs

82-4436

UNGAVA MINERALS CORP.

Box 485
Port Credit Postal Station
Mississauga, Ontario L5G 4M2

5 June 2002

PRESS RELEASE
FOR IMMEDIATE RELEASE

Ungava Minerals Corp. issues a Statement of Claim Against University of Toronto and James Mungall

Ungava Minerals Corp. (the "Company") advises that is has today caused a Statement of Claim against the University of Toronto and James Mungall to be issued in Ontario.

The Company claims very substantial damages for breach of contract. In early 1999, the Company entered into a written contract with the Defendants whereby the Defendants would obtain possession of a collection of samples belonging to the Company which had been removed from the Company's Ungava Trough area mineral property in 1997. The sample comprised drill core from the Expo Ungava deposit and elsewhere on the property as well as grab samples. The Defendants agreed to analyze the samples for both major and trace elements. If they had done so, they would have found Platinum Group Metals ("PGMs") in significant quantities throughout the samples. The Defendants were under an obligation to inform the Company of what their analysis disclosed; but did not do so. The Company does not know whether or not the Defendants actually carried out the said analysis prior to January 12, 2001, the date upon which the Company and others entered into a contract with Canadian Royalties Inc., respecting an optioning of an 80% interest in the Ungava property

The Company President, Glen Erikson, may be contacted at (416) 897-5511 for follow up.

UNGAVA MINERALS CORP.
Box 185
Port Credit Postal Station
Mississauga, Ontario L5G 4M2

20 June 2002

PRESS RELEASE
FOR IMMEDIATE RELEASE

Ungava Minerals Corp. Advises Shareholders to Take No Action at This Time in Response to Canadian Royalties Take-Over Bid

Ungava Minerals Corp. ("Ungava") has learned that Canadian Royalties Inc. ("CRI") (TSX-V: CZZ) commenced an unsolicited take-over bid for 9,280,271 common shares of Ungava. The Company's Board of Directors will review the CRI offer in order to determine the appropriate course, which will serve the bests interests of Ungava's shareholders. Shareholders are urged to take no action at this time and await the recommendation of Ungava's directors. The Ungava Board will make its recommendation with respect to the CRI offer no later than the close of business on July 3, 2002.

The Company President, Glen Erikson, may be contacted at (416) 897-5511 for follow up.

82-4436

AMENDED

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

UNGAVA MINERALS CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3

DATE OF LAST REPORT FILED (DD MM YY): 02 09 98

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DD MM YY):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ERIKSON

GIVEN NAMES: CHRISTINE

NO.: 937 STREET: WHITTIER CRESCENT APT:

CITY: MISSISSAGUA

PROV: ONTARIO POSTAL CODE: L5H 2X4

BUSINESS TELEPHONE NUMBER: 905 - 274 - 7188 EXT

BUSINESS FAX NUMBER: 905 - 274 - 8554

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☒ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☐ BRITISH COLUMBIA ☒ QUIBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☒ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	2,919,183	11	04	02	10		1,419,183	$0.02	☐	1,500,000	0	SEE REMARKS 1 & 2
COMMON	1,804,183	11	04	02	10	1,419,183		$0.02	☐	3,223,366	0	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting *requirements under all provincial securities Acts. The terminology* used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

1. HELD IN RRSP.
2. 1,500,000 SHARES SUBJECT TO VOTING TRUST AND POOLING AGREEMENT.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at *the time and in the light of the circumstances in which it is submitted, is misleading or untrue.*

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): CHRISTINE ERIKSON

SIGNATURE: [signature]

DATE OF THIS REPORT (DD MM YY): 16 05 02

82-4436

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

UNGAVA MINERALS CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

DATE OF LAST REPORT FILED (DD MM YY):

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DD MM YY): 22 05 02

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: THE GENERAL TRUST

GIVEN NAMES:

NO. / STREET / APT: P.O. BOX 485, PORT CREDIT POSTAL STATION

CITY: MISSISSAGUA

PROV: ONTARIO POSTAL CODE: L5G 4M2

BUSINESS TELEPHONE NUMBER: 613 - 230 - 6722 EXT

BUSINESS FAX NUMBER: 613 - 230 - 5180

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☐ BRITISH COLUMBIA ☒ QUIBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☒ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON		22	05	02	11	2,160,000		N/A	☐	2,160,000	1	SEE REMARKS 1 & 2

BOX 6. REMARKS

1. THESE SHARES ARE HELD BY ALBERTA RICHWEST INC., A COMPANY WHOLLY-OWNED BY THE GENERAL TRUST.

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): FELIX SIWANOWICZ

SIGNATURE: [signature]

DATE OF THIS REPORT (DD MM YY): 29 05 02